Exhibit 99.1

March 25, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: GOLD STANDARD VENTURES CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 21, 2022
Record Date for Voting (if applicable) :	April 21, 2022
Beneficial Ownership Determination Date :	April 21, 2022
Meeting Date :	June 08, 2022
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	380738104	CA3807381049
US RESTRICTED CLASS	380738500	US3807385006

Sincerely,

Computershare
Agent for GOLD STANDARD VENTURES CORP.